

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 30, 2011

<u>via U.S. mail and facsimile</u>

David R. Grace, CFO
Beacon Roofing Supply, Inc.
One Lakeland Park Drive
Peabody, MA 01960

>   **RE: Beacon Roofing Supply, Inc.**
>   **Form 10-K for the Fiscal Year Ended September 30, 2010**
>   **Filed November 29, 2010**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed January 7, 2011**
>   **File No. 0-50924**

Dear Mr. Grace:

        We have completed our review of your filings and do not have any further comments at this time.

                                Sincerely,

                                Terence O'Brien
                                Accounting Branch Chief